Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the third quarter of 2013 and nine months ended September 30, 2013, has been derived from TOTAL’s unaudited consolidated financial statements for the third quarter of 2013 and nine months ended September 30, 2013. Following the application of revised accounting standard IAS 19 effective January 1, 2013, the information for 2012 and 2011 in this exhibit has been restated; however, the impact on such restated results is not significant (for further information concerning this restatement, see note 1 of the notes to the unaudited interim consolidated financial statements provided elsewhere in this Form 6-K).

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2012, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission (“SEC”) on March 28, 2013.

•                           Key figures and consolidated accounts of TOTAL*

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of euros except earnings per share and number of shares	9M13	9M12	9M13 vs 9M12
46,686	46,973	49,890	-6%	Sales	141,789	150,193	-6%
				Adjusted net operating income from business segments**
2,329	2,325	2,897	-20%	• Upstream	7,120	8,459	-16%
330	370	567	-42%	• Refining & Chemicals	1,083	1,009	+7%
330	330	245	+35%	• Marketing & Services	925	563	+64%
1.21	1.12	1.36	-11%	Fully-diluted earnings per share (euros)	3.01	3.65	-18%
2,275	2,274	2,268	—	Fully-diluted weighted-average shares (millions)	2,269	2,265	—
2,761	2,537	3,082	-10%	Net income (Group share)	6,835	8,268	-17%
5,852	5,712	5,416	+8%	Investments***	17,548	16,320	+8%
2,188	1,334	1,635	+34%	Divestments	4,138	4,305	-4%
3,664	4,378	3,781	-3%	Net investments	13,410	12,015	+12%
6,954	3,706	5,163	+35%	Cash flow from operations	14,378	16,597	-13%

*                        Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

**                   For a discussion of the segment reorganizations effective as of January 1, 2012 and July 1, 2012, see “Analysis of business segments” below.

***              Including acquisitions.

•                           Third quarter 2013 results

➢             Sales

In the third quarter 2013, the Brent price averaged $110.3/b, an increase of 1% compared to the third quarter 2012. The European refining margin indicator (ERMI) averaged $10.6/t, a decrease of 79% compared to the third quarter 2012. The environment for petrochemicals improved compared to the same period last year.

The euro-dollar exchange rate averaged $1.32/€ in the third quarter 2013 compared to $1.25/€ in the third quarter 2012.

In this environment, sales were €46,686 million in the third quarter 2013, a decrease of 6% compared to €49,890 million in the third quarter 2012.

➢             Net income

Net income (Group share) in the third quarter 2013 decreased by 10% to €2,761 million from €3,082 million in the third quarter 2012, mainly due to a lower contribution from Upstream, which reflects an unfavorable production mix and higher exploration charges, and a lower contribution from Refining & Chemicals, partially offset by the robust performance from Marketing & Services. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income

(Group share) of €24 million in the third quarter 2013. Such effect had a positive impact of €524 million in the third quarter 2012, primarily as a result of the increase in the price of Brent during the period. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €7 million in the third quarter 2013 and a negative impact of €6 million in the third quarter 2012. Special items had a positive impact on net income (Group share) of €76 million in the third quarter 2013, comprised mainly of the gain on the sale of TIGF in France essentially offset by impairments, including on assets in the Barnett field in the United States and in Syria, compared to a negative impact of €800 million in the third quarter 2012, comprised essentially of an impairment to the value of assets in the Barnett field in the United States and a one-off tax of 4% on crude and refined product inventories partially offset by gains on the sale of Sanofi shares.

Fully-diluted earnings per share, based on 2,275 million fully-diluted weighted-average shares, was €1.21 in the third quarter 2013 compared to €1.36 in the third quarter 2012, a decrease of 11%.

➢             Investments — divestments(1)

Investments, excluding acquisitions and including changes in non-current loans of €176 million, were €5.0 billion in the third quarter 2013, compared to €4.9 billion in the third quarter 2012.

Acquisitions in the third quarter 2013 were €549 million, comprised essentially of the bonus for exploration licenses in South Africa and Brazil and the carry on the Utica gas and condensate field in the United States. Acquisitions were €294 million in the third quarter 2012.

Asset sales in the third quarter 2013 were €1,849 million, comprised essentially of the sale of TIGF in France and the Group’s exploration and production assets in Trinidad & Tobago. Asset sales were €1,416 million in the third quarter 2012.

Net investments(2) were €3.7 billion in the third quarter 2013 compared to €3.8 billion in the third quarter 2012.

➢             Cash flow

Cash flow from operations was €6,954 million in the third quarter 2013, an increase of 35% compared to €5,163 million in the third quarter 2012. The increase was due mainly to favorable changes in working capital.

The Group’s net cash flow(3) was €3,290 million in the third quarter 2013 compared to €1,382 million in the third quarter 2012, reflecting essentially the favorable evolution of changes in working capital.

•                           Results for the first nine months of 2013

➢             Sales

Compared to the first nine months of 2012, the average Brent price decreased by 3% to $108.5/b in the first nine months of 2013. The European refining margin indicator (ERMI) averaged $20.5/t in the first nine months of 2013 compared to $36.7/t in the first nine months of 2012, a decrease of 44%. In contrast, the petrochemicals environment on average improved, particularly in Asia and the United States, between the two periods.

The euro-dollar exchange rate averaged $1.32/€ compared to $1.28/€ in the first nine months of 2012.

In this environment, sales were €141,789 million in the first nine months of 2013, a decrease of 6% compared to €150,193 million in the first nine months of 2012.

➢             Net income

Net income (Group share) in the first nine months of 2013 decreased by 21% to €6,835 million from €8,268 million in the first nine months of 2012, mainly due to a lower contribution from Upstream, which was partially offset by better performance in the downstream segments. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €475 million in the first nine months of 2013, primarily as a result of the decrease in

(1)            Detail shown on page 12 of this exhibit.

(2)            Net investments = investments including acquisitions and changes in non-current loans - asset sales.

(3)            Net cash flow = cash flow from operations - net investments.

the price of Brent during the period, compared to a positive impact of €155 million in the first nine months of 2012. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €30 million in the first nine months of 2013 and a negative impact of €17 million in the first nine months of 2012. Special items had a negative impact on net income (Group share) of €938 million in the first nine months of 2013, comprised mainly of the loss on the sale of the Voyageur upgrader project in Canada and the impairment of assets in the Barnett field in the United States, partially offset by the gain on the sale of TIGF in France and Upstream assets in Italy. Special items had a negative impact on net income (Group share) of €1,105 million in the first nine months of 2012, including, essentially, the third quarter 2012 impairment and one-off tax described above in “Third quarter 2013 results — Net income” and the second quarter 2012 provision related to the settlement between the Department of Justice, the SEC and TOTAL to resolve issues arising from an investigation concerning gas contracts awarded in Iran in the 1990s, as described in TOTAL’s Annual Reports on Form 20-F and Form 6-K filed with the SEC on July 29, 2013.

Fully-diluted earnings per share, based on 2,269 million fully-diluted weighted-average shares, was €3.01 in the first nine months of 2013 compared to €3.65 in the first nine months of 2012, a decrease of 18%.

➢             Investments — divestments(4)

Investments, excluding acquisitions and including changes in non-current loans of €462 million, were €14.8 billion in the first nine months of 2013 compared to €13.2 billion in the first nine months of 2012.

Acquisitions in the first nine months of 2013 were €2.0 billion, comprised essentially of the acquisition of an additional 6% interest in the Ichthys project in Australia, an additional 0.8% interest in Novatek(5), the carry on the Utica gas and condensate field in the United States and the bonus for exploration licenses in South Africa and Brazil. Acquisitions in the first nine months of 2012 were €2.6 billion.

Asset sales in the first nine months of 2013 were €3.3 billion(6), comprised essentially of the sale of TIGF in France , an interest in the Tempa Rossa field in Italy, the Group’s 49% interest in the Voyageur upgrader project in Canada and the exploration and production assets in Trinidad & Tobago. Asset sales in the first nine months of 2012 were €3.7 billion.

Net investments were €13.4 billion in the first nine months of 2013 compared to €12.0 billion in the first nine months of 2012.

➢             Cash flow

Cash flow from operations in the first nine months of 2013 was €14,378 million, a decrease of 13% compared to the first nine months of 2012, mainly due to lower results and unfavorable changes in working capital.

The Group’s net cash flow in the first nine months of 2013 was €968 million compared to €4,582 million in the first nine months of 2012, mainly due to higher net investments and unfavorable changes in working capital.

The net-debt-to-equity ratio was 23.0% on September 30, 2013 compared to 21.2% on September 30, 2012(7).

•                           Analysis of business segment results

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The procedure for informing and consulting with employee representatives took place and the reorganization became effective on January 1, 2012. This led to organizational changes, with the creation of: a Refining & Chemicals segment, a large industrial center that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations, as well as oil trading and shipping activities; and a Supply & Marketing segment (renamed the Marketing & Services segment on November 13, 2012), which is dedicated to worldwide supply and marketing activities in the oil products field. A further reorganization of the Group’s Upstream and Marketing & Services segments became effective as of July 1, 2012, with the Upstream segment now consisting of the activities of Gas & Power in addition to the exploration and production of hydrocarbons, and the Marketing & Services segment now consisting of the activities of New Energies in addition to the Group’s worldwide businesses of supplying and marketing petroleum products. Historical numbers contained herein have been restated on this basis.

(4)                  Detail shown on page 12 of this exhibit.

(5)                  As of September 30, 2013, the Group owns 16.2% of the share capital of Novatek.

(6)                  This amount does not include the sale of an interest in Block 14 in Angola, which was reported in the cash flow statement of the first quarter 2013 as a transaction involving a non-controlling interest.

(7)                  Detail shown on page 12 of this exhibit.

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding (as from January 1, 2011) the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 23-29 and 31-33 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

➢             UPSTREAM SEGMENT

○           Environment — liquids and gas price realizations*

3Q13	2Q13	3Q12	3Q13 vs 3Q12		9M13	9M12	9M13 vs 9M12
110.3	102.4	109.5	+1%	Brent $(/b)	108.5	112.2	-3%
107.2	96.6	107.6	—	Average liquids price $(/b)	103.5	108.1	-4%
7.18	6.62	6.00	+20%	Average gas price $(/Mbtu)	7.04	6.68	+5%
77.3	69.8	75.8	+2%	Average hydrocarbons price $(/boe)	74.8	77.4	-3%

*              Consolidated subsidiaries, excluding fixed margins.

○           Production

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Hydrocarbon production	9M13	9M12	9M13 vs 9M12
2,299	2,290	2,272	+1%	Combined production (kboe/d)	2,304	2,302	—
1,174	1,160	1,225	-4%	• Liquids (kb/d)	1,175	1,224	-4%
6,167	6,169	5,680	+9%	• Gas (Mcf/d)	6,158	5,875	+5%

Hydrocarbon production was 2,299 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2013, an increase of 1% compared to the third quarter 2012, essentially as a result of:

•                  +1.5% for growth from new projects;

•                  -0.5% for normal decline, partially offset by lower maintenance;

•                  +2% for the restart of production from Elgin/Franklin in the UK North Sea and Ibewa in Nigeria; and

•                  -2% for security issues in Nigeria and Libya in the third quarter 2013, partially offset by improved security conditions in Yemen.

In the first nine months of 2013, hydrocarbon production was 2,304 kboe/d, stable compared to the first nine months of 2012, essentially as a result of:

•                  +2.5% for growth from new projects;

•                  -1.5% for normal decline and scheduled maintenance; and

•                  -1% for security issues in Nigeria and Libya, partially offset by improved security conditions in Yemen.

○           Results

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of euros	9M13	9M12	9M13 vs 9M12
4,479	4,781	5,001	-10%	Non-Group sales	14,712	16,155	-9%
3,740	4,276	4,412	-15%	Operating income	12,978	15,836	-18%
746	32	1,139	-35%	Adjustments affecting operating income	776	1,171	-34%
4,486	4,308	5,551	-19%	Adjusted operating income*	13,754	17,007	-19%
2,329	2,325	2,897	-20%	Adjusted net operating income*	7,120	8,459	-16%
499	527	578	-14%	• Includes adjusted income from equity affiliates	1,659	1,506	+10%
5,064	5,056	4,567	+11%	Investments	15,375	14,100	+9%
2,114	1,112	401	x5.3	Divestments	3,769	1,383	x2.7
4,765	2,128	3,457	+38%	Cash flow from operating activities	11,043	14,521	-24%

*              Detail of adjustment items shown on pages 23-29 and 31-33 of this exhibit.

In the third quarter 2013, adjusted net operating income from the Upstream segment was €2,329 million compared to €2,897 million in the third quarter 2012, a decrease of 20% mainly due to an unfavorable production mix and higher exploration charges in line with the more active drilling program.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a negative impact of €353 million in the third quarter 2013 on the Upstream segment’s adjusted net operating income, comprised mainly of the gain on the sale of TIGF in France essentially offset by impairments, including on assets in the Barnett field in the United States and in Syria, and a positive impact of €812 million in the third quarter 2012, consisting essentially of an impairment to the value of assets in the Barnett in the United States.

The effective tax rate for the Upstream segment in the third quarter 2013 was 60.1% compared to 58.8% in the third quarter 2012.

In the first nine months of 2013, adjusted net operating income from the Upstream segment was €7,120 million compared to €8,459 million in the first nine months of 2012, a decrease of 16% explained principally by an unfavorable production mix, higher exploration charges and a decrease in average realized hydrocarbon prices between the two periods.

The return on average capital employed (ROACE(8)) for the Upstream segment was 15% for the twelve months ended September 30, 2013, compared to 16% for the twelve months ended June 30, 2013.

➢        REFINING & CHEMICALS SEGMENT

○    Refinery throughput and utilization rates*

3Q13	2Q13	3Q12	3Q13 vs 3Q12		9M13	9M12	9M13 vs 9M12
1,759	1,772	1,790	-2%	Total refinery throughput (kb/d)	1,764	1,833	-4%
696	729	653	+7%	• France	684	699	-2%
784	781	864	-9%	• Rest of Europe	810	873	-7%
279	262	273	+2%	• Rest of world	270	261	+3%
				Utilization rates**
81%	83%	82%		• Based on crude only	82%	83%
86%	87%	86%		• Based on crude and other feedstock	86%	88%

*     Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are accounted for in the Marketing & Services segment.

**   Based on distillation capacity at the beginning of the year.

In the third quarter 2013, refinery throughput decreased by 2% compared to the third quarter 2012. The decrease was mainly due to the start of a scheduled turnaround at Lindsey and maintenance at several of the Group’s refineries during the third quarter 2013, as well as the closure of the Rome refinery at the end of the third quarter 2012. In addition, there were voluntary throughput reductions at the end third quarter 2013 due to the weakness of the margins.

In the first nine months of 2013, refinery throughput decreased by 4% compared to the first nine months of 2012, reflecting essentially the scheduled turnaround at the Antwerp platform in 2013, increased maintenance at Donges, as well as the closure of the Rome refinery at the end of the third quarter 2012.

○    Results

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of euros (except ERMI refining margins)	9M13	9M12	9M13 vs 9M12
10.6	24.1	51.0	-79%	European refining margin indicator - ERMI ($/t)	20.5	36.7	-44%
21,260	21,560	23,260	-9%	Non-Group sales	64,438	68,948	-7%
143	(179)	1,243	-88%	Operating income	301	1,203	-75%
119	536	(591)	n/a	Adjustments affecting operating income	728	(136)	n/a
262	357	652	-60%	Adjusted operating income*	1,029	1,067	-4%
330	370	567	-42%	Adjusted net operating income*	1,083	1,009	+7%
119	113	102	+17%	• Contribution of Specialty chemicals**	321	290	+11%
415	382	441	-6%	Investments	1,330	1,371	-3%
8	208	55	-85%	Divestments	243	203	+20%
840	1,303	1,036	-19%	Cash flow from operating activities	1,855	1,625	+14%

*     Detail of adjustment items shown on pages 23-29 and 31-33 of this exhibit.

**   Made up of Hutchinson, Bostik and Atotech.

The European refining margin indicator (ERMI) averaged $10.6/t in the third quarter, a decrease of 79% compared to the third quarter 2012. Petrochemical margins improved globally (Europe, United States, Asia) compared to the same period last year, reflecting the impact of lower raw material prices (naphtha in Europe and Asia, ethane and LPG in the United States).

In the third quarter 2013, adjusted net operating income from the Refining & Chemicals segment was €330 million compared to €567 million in the third quarter 2012. The implementation of operational efficiencies and synergies as well as a more favorable petrochemicals environment partially offset the sharp decrease in European refining margins.

(8)    Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact of €63 million in the third quarter 2013 on the Refining & Chemicals segment’s adjusted net operating income and a negative impact of €444 million in the third quarter 2012. The exclusion of special items had a positive impact of €223 million in the third quarter 2013 on the Refining & Chemicals segment’s adjusted net operating income, consisting essentially of a write-down of deferred tax assets in Belgium, and a positive impact of €78 million in the third quarter 2012, consisting essentially of a one-off tax of 4% on crude and refined product inventories.

As part of its downstream strategy, the Group announced in the third quarter 2013 a project to adapt and modernize its Carling petrochemicals platform and restore its competitiveness. In addition, the integrated SATORP platform in Saudi Arabia shipped its initial cargoes of refined products after successfully starting up the first units of the refinery.

In the first nine months of 2013, adjusted net operating income from the Refining & Chemicals segment was €1,083 million, an increase of 7% compared to the first nine months of 2012 despite the sharply lower refining margins. The increase was due partly to the more favorable petrochemicals environment and partly to the effectiveness of the Group’s planned synergies and operational efficiency programs. Specialty Chemicals performed well despite a less favorable environment in Europe.

The ROACE for the Refining & Chemicals segment for the twelve months ended September 30, 2013, was 9% compared to 11% for the twelve months ended June 30, 2013.

➢        MARKETING & SERVICES SEGMENT

○    Refined product sales

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Sales in kb/d*	9M13	9M12	9M13 vs 9M12
1,144	1,150	1,143	—	Europe	1,134	1,173	-3%
599	633	563	+6%	Rest of world	613	539	+14%
1,743	1,783	1,706	+2%	Total Marketing & Services sales	1,747	1,712	+2%

*     Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 11 of this exhibit); includes share of TotalErg.

In the third quarter 2013, sales increased by 2% compared to the third quarter last year. This increase was driven by sales in the Americas, Africa and Asia.

In the first nine months of 2013, sales volumes increased by 2% compared to the first nine months of 2012, mainly due to net increases in sales in the Americas, Africa and Asia. Sales in Europe declined by 3%, with a marked decrease in Italy that was related directly to the closure of the Rome refinery.

○    Results

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of euros	9M13	9M12	9M13 vs 9M12
21,074	20,561	21,574	-2%	Non-Group sales	62,634	64,945	-4%
439	337	302	+45%	Operating income	1,164	786	+48%
(41)	82	56	n/a	Adjustments affecting operating income	62	187	-67%
398	419	358	+11%	Adjusted operating income*	1,226	973	+26%
330	330	245	+35%	Adjusted net operating income*	925	563	+64%
(7)	—	(8)	n/a	• Contribution of New Energies	(20)	(183)	n/a
326	242	383	-15%	Investments	755	793	-5%
44	12	41	+7%	Divestments	94	106	-11%
1,287	414	692	+86%	Cash flow from operating activities	1,608	108	x14.9

*     Detail of adjustment items shown on pages 23-29 and 31-33 of this exhibit.

The Marketing & Services segment’s non-group sales were €21.1 billion in the third quarter 2013, a decrease of 2% compared to the third quarter 2012.

In the third quarter 2013, adjusted net operating income from the Marketing & Services segment was €330 million, an increase of 35% compared to the third quarter 2012, mainly due to higher margins and volumes, particularly in the lubricants and retail network.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact of €49 million in the third quarter 2013 on the Marketing & Services segment’s adjusted net operating income and a negative impact of €94 million in the third quarter 2012. The exclusion of special items had a negative impact of €11 million in the third quarter 2013 on the Marketing & Services segment’s adjusted net operating income and a positive impact of €110 million in the third quarter 2012, consisting essentially of a one-off tax of 4% on crude and refined product inventories.

In the first nine months of 2013, adjusted net operating income from the Marketing & Services segment was €925 million, an increase of 64% compared to the first nine months of 2012. The increase was due mainly to the improved performance of New Energies, which had a significant net loss for the first nine months of 2012, as well as overall improvements for marketing of refined products, particularly in emerging markets.

The ROACE for the Marketing & Services segment for the twelve months ended September 30, 2013, was 17% compared to 14% for the twelve months ended June 30, 2013.

•         Summary and outlook

With the recent launch and start-up of several projects, TOTAL is progressing toward its objectives for 2015-2017, while laying the foundation for longer term growth.

In the Upstream segment, after launching the major Fort Hills mining project in Canada, the Group is continuing to evaluate the Kaombo project in Angola and the Yamal LNG project in Russia.

In the downstream segments, the progressive start-up of the SATORP platform in Jubail, Saudi Arabia should be achieved in early 2014.

Following the sale of TIGF in France, the Group is continuing to actively manage and optimize its asset portfolio to achieve its 2012-14 objective of selling $15-20 billion (approximately €12-15 billion) of assets.

While the Brent price has remained robust since the start of the fourth quarter, refining margins in Europe weakened to very low levels and the environment for petrochemicals appears less favorable than in the third quarter, due to seasonally lower demand.

As approved by the Board of Directors on October 30, 2013, TOTAL will pay a third quarter 2013 interim dividend of 0.59 €/share on March 27, 2014 (9).

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

(9)   The ex-dividend date for the interim dividend will be March 24, 2014, and the payment date will be March 27, 2014.

•      material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•      changes in currency exchange rates and currency devaluations;

•      the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•      uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•      uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•      changes in the current capital expenditure plans of TOTAL;

•      the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•      the financial resources of competitors;

•      changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•      the quality of future opportunities that may be presented to or pursued by TOTAL;

•      the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•      the ability to obtain governmental or regulatory approvals;

•      the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•      the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•      changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•      the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•      the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2012.

Operating information by segment for
third quarter and first nine months of 2013

•                  Upstream

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Combined liquids and gas production by region (kboe/d)	9M13	9M12	9M13 vs 9M12
386	383	361	+7%	Europe	387	430	-10%
656	688	737	-11%	Africa	678	717	-5%
553	527	501	+10%	Middle East	541	496	+9%
77	70	71	+8%	North America	73	69	+6%
172	171	182	-5%	South America	172	184	-7%
235	229	230	+2%	Asia-Pacific	233	219	+6%
220	222	190	+16%	CIS	220	187	+18%
2,299	2,290	2,272	+1%	Total production	2,304	2,302	—
697	678	615	+13%	Includes equity affiliates	685	607	+13%

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Liquids production by region (kboe/d)	9M13	9M12	9M13 vs 9M12
170	154	179	-5%	Europe	164	201	-18%
527	542	587	-10%	Africa	540	575	-6%
335	320	323	+4%	Middle East	328	311	+5%
29	27	25	+16%	North America	28	25	+12%
53	55	56	-5%	South America	55	60	-8%
30	29	28	+7%	Asia-Pacific	30	26	+15%
30	33	27	+11%	CIS	30	26	+15%
1,174	1,160	1,225	-4%	Total production	1,175	1,224	-4%
331	323	316	+5%	Includes equity affiliates	326	309	+6%

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Gas production by region (Mcf/d)	9M13	9M12	9M13 vs 9M12
1,185	1,285	1,011	+17%	Europe	1,228	1,255	-2%
654	741	763	-14%	Africa	701	722	-3%
1,212	1,105	971	+25%	Middle East	1,161	1,010	+15%
269	242	260	+3%	North America	254	252	+1%
667	649	650	+3%	South America	651	691	-6%
1,151	1,121	1,135	+1%	Asia-Pacific	1,141	1,076	+6%
1,029	1,026	890	+16%	CIS	1,022	869	+18%
6,167	6,169	5,680	+9%	Total production	6,158	5,875	+5%
2,002	1,900	1,618	+24%	Includes equity affiliates	1,942	1,612	+20%

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Liquefied natural gas	9M13	9M12	9M13 vs 9M12
3.01	2.86	2.94	+2%	LNG sales* (Mt)	8.77	8.77	—

* Sales, Group share, excluding trading; 2012 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2012 SEC coefficient.

•                  Downstream (Refining & Chemicals and Marketing & Services)

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Refined product sales by region (kb/d)*	9M13	9M12	9M13 vs 9M12
2,004	1,973	1,979	+1%	Europe	1,985	2,030	-2%
430	442	411	+5%	Africa	440	401	+10%
490	544	535	-8%	Americas	505	495	+2%
397	520	399	-1%	Rest of world	474	497	-5%
3,321	3,479	3,324	—	Total consolidated sales	3,404	3,423	-1%
496	534	539	-8%	Includes bulk sales	517	527	-2%
1,082	1,162	1,080	—	Includes trading	1,140	1,184	-4%

* Includes share of TotalErg.

Investments - Divestments

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of euros	9M13	9M12	9M13 vs 9M12
4,964	4,939	4,903	+1%	Investments excluding acquisitions*	14,757	13,156	+12%
328	397	303	+8%	• Capitalized exploration	1,086	972	+12%
176	9	455	-61%	• Change in non-current loans**	462	845	-45%
549	500	294	+87%	Acquisitions	1,983	2,564	-23%
5,513	5,439	5,197	+6%	Investments including acquisitions*	16,740	15,720	+6%
1,849	1,061	1,416	+31%	Asset sales	3,330	3,705	-10%
3,664	4,378	3,781	-3%	Net investments**	13,410	12,015	+12%

* Includes changes in non-current loans.

** Includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	9/30/2013	6/30/2013	9/30/2012
Current borrowings	8,209	10,030	10,647
Net current financial assets	(297)	(465)	(1,493)
Net financial assets classified as held for sale	(42)	775	—
Non-current financial debt	25,128	22,595	24,606
Hedging instruments of non-current debt	(1,362)	(1,306)	(1,796)
Cash and cash equivalents	(14,891)	(11,558)	(16,833)
Net debt	16,745	20,071	15,131

Shareholders’ equity	72,484	72,461	71,338
Estimated dividend payable	(1,313)	(1,313)	(1,291)
Non-controlling interests	1,724	1,701	1,275
Equity	72,895	72,849	71,322

Net-debt-to-equity ratio	23.0%	27.6%	21.2%

Return on average capital employed

•                  Twelve months ended September 30, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	9,806	1,450	1,192
Capital employed at 9/30/2012*	62,707	15,857	7,600
Capital employed at 9/30/2013*	67,487	15,443	6,833
ROACE	15.1%	9.3%	16.5%

•                  Twelve months ended June 30, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	10,374	1,687	1,107
Capital employed at 06/30/2012*	58,668	16,014	8,003
Capital employed at 06/30/2013*	69,644	15,998	7,511
ROACE	16.2%	10.5%	14.3%

•                  Full-year 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	11,145	1,376	830
Capital employed at 12/31/2011*	56,910	15,454	6,852
Capital employed at 12/31/2012*	63,862	15,726	6,986
ROACE	18.5%	8.8%	12.0%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Third quarter 2013	1.32	10.6	110.3	107.2	7.18
Second quarter 2013	1.31	24.1	102.4	96.6	6.62
First quarter 2013	1.32	26.9	112.6	106.7	7.31
Fourth quarter 2012	1.30	33.9	110.1	106.4	6.94
Third quarter 2012	1.25	51.0	109.5	107.6	6.00

*                       European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                  1 $/t = 0.136 $/b.

***             Consolidated subsidiaries, excluding fixed margin contracts.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	3rd quarter 2013	2nd quarter 2013	3rd quarter 2012
Sales	46,686	46,973	49,890
Excise taxes	(4,658)	(4,469)	(4,411)
Revenues from sales	42,028	42,504	45,479

Purchases, net of inventory variation	(29,368)	(30,344)	(30,609)
Other operating expenses	(5,070)	(5,635)	(5,500)
Exploration costs	(568)	(272)	(317)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,778)	(1,941)	(3,246)
Other income	1,144	352	474
Other expense	(161)	(94)	(129)

Financial interest on debt	(159)	(182)	(154)
Financial income from marketable securities & cash equivalents	9	14	8
Cost of net debt	(150)	(168)	(146)

Other financial income	138	157	141
Other financial expense	(153)	(137)	(135)

Equity in net income (loss) of affiliates	625	609	641

Income taxes	(2,863)	(2,456)	(3,499)
Consolidated net income	2,824	2,575	3,154
Group share	2,761	2,537	3,082
Non-controlling interests	63	38	72
Earnings per share (€)	1.22	1.12	1.37
Fully-diluted earnings per share (€)	1.21	1.12	1.36

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	3rd quarter 2013	2nd quarter 2013	3rd quarter 2012

Consolidated net income	2,824	2,575	3,154

Other comprehensive income

Actuarial gains and losses	33	(188)	(51)
Tax effect	(8)	72	16
Items not potentially reclassifiable to profit and loss	25	(116)	(35)
Currency translation adjustment	(1,086)	(1,111)	(1,004)
Available for sale financial assets	5	6	(183)
Cash flow hedge	28	61	33
Share of other comprehensive income of equity affiliates, net amount	(271)	(430)	86
Other	(4)	—	—
Tax effect	(11)	(25)	37
Items potentially reclassifiable to profit and loss	(1,339)	(1,499)	(1,031)
Total other comprehensive income (net amount)	(1,314)	(1,615)	(1,066)

Comprehensive income	1,510	960	2,088
- Group share	1,504	978	2,048
- Non-controlling interests	6	(18)	40

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	9 months 2013	9 months 2012
Sales	141,789	150,193
Excise taxes	(13,323)	(13,363)
Revenues from sales	128,466	136,830

Purchases, net of inventory variation	(90,242)	(94,944)
Other operating expenses	(16,057)	(16,507)
Exploration costs	(1,147)	(942)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,879)	(7,112)
Other income	1,527	988
Other expense	(1,787)	(676)

Financial interest on debt	(510)	(511)
Financial income from marketable securities & cash equivalents	45	67
Cost of net debt	(465)	(444)

Other financial income	398	435
Other financial expense	(418)	(389)

Equity in net income (loss) of affiliates	1,952	1,618

Income taxes	(8,361)	(10,478)
Consolidated net income	6,987	8,379
Group share	6,835	8,268
Non-controlling interests	152	111
Earnings per share (€)	3.02	3.67
Fully-diluted earnings per share (€)	3.01	3.65

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	9 months 2013	9 months 2012

Consolidated net income	6,987	8,379

Other comprehensive income

Actuarial gains and losses	14	(474)
Tax effect	(2)	172
Items not potentially reclassifiable to profit and loss	12	(302)
Currency translation adjustment	(1,246)	285
Available for sale financial assets	7	(342)
Cash flow hedge	100	36
Share of other comprehensive income of equity affiliates, net amount	(607)	191
Other	(12)	(14)
Tax effect	(38)	72
Items potentially reclassifiable to profit and loss	(1,796)	228
Total other comprehensive income (net amount)	(1,784)	(74)

Comprehensive income	5,203	8,305
- Group share	5,131	8,203
- Non-controlling interests	72	102

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	September 30, 2013 (unaudited)	June 30, 2013 (unaudited)	December 31, 2012	September 30, 2012 (unaudited)
ASSETS

Non-current assets
Intangible assets, net	12,595	13,322	12,858	12,964
Property, plant and equipment, net	71,924	71,397	69,332	70,583
Equity affiliates : investments and loans	14,624	14,555	13,759	14,413
Other investments	1,315	1,210	1,190	1,181
Hedging instruments of non-current financial debt	1,362	1,306	1,626	1,796
Deferred income taxes	2,756	2,842	2,279	2,003
Other non-current assets	2,910	2,914	2,663	2,669
Total non-current assets	107,486	107,546	103,707	105,609

Current assets
Inventories, net	15,897	15,441	17,397	17,266
Accounts receivable, net	18,426	19,563	19,206	20,331
Other current assets	11,244	11,353	10,086	11,377
Current financial assets	339	510	1,562	1,726
Cash and cash equivalents	14,891	11,558	15,469	16,833
Assets classified as held for sale	2,304	3,902	3,797	—
Total current assets	63,101	62,327	67,517	67,533
Total assets	170,587	169,873	171,224	173,142

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,943	5,942	5,915	5,915
Paid-in surplus and retained earnings	73,144	71,785	70,116	69,280
Currency translation adjustment	(3,224)	(1,924)	(1,504)	(515)
Treasury shares	(3,379)	(3,342)	(3,342)	(3,342)

Total shareholders’ equity - Group Share	72,484	72,461	71,185	71,338

Non-controlling interests	1,724	1,701	1,280	1,275

Total shareholders’ equity	74,208	74,162	72,465	72,613

Non-current liabilities
Deferred income taxes	12,917	12,800	12,132	12,649
Employee benefits	3,554	3,633	3,744	3,413
Provisions and other non-current liabilities	10,949	11,059	11,585	11,170
Non-current financial debt	25,128	22,595	22,274	24,606

Total non-current liabilities	52,548	50,087	49,735	51,838

Current liabilities
Accounts payable	20,594	20,168	21,648	20,869
Other creditors and accrued liabilities	14,347	13,901	14,698	16,942
Current borrowings	8,209	10,030	11,016	10,647
Other current financial liabilities	42	45	176	233
Liabilities directly associated with the assets classified as held for sale	639	1,480	1,486	—

Total current liabilities	43,831	45,624	49,024	48,691

Total liabilities and shareholders’ equity	170,587	169,873	171,224	173,142

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	3rd quarter 2013	2nd quarter 2013	3rd quarter 2012
CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,824	2,575	3,154
Depreciation, depletion and amortization	3,169	2,114	3,413
Non-current liabilities, valuation allowances and deferred taxes	585	(101)	786
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	(1,073)	(271)	(419)
Undistributed affiliates’ equity earnings	(228)	70	(135)
(Increase) decrease in working capital	1,576	(732)	(1,661)
Other changes, net	101	51	25
Cash flow from operating activities	6,954	3,706	5,163

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,136)	(5,232)	(4,512)
Acquisitions of subsidiaries, net of cash acquired	—	—	(74)
Investments in equity affiliates and other securities	(201)	(198)	(156)
Increase in non-current loans	(515)	(282)	(674)
Total expenditures	(5,852)	(5,712)	(5,416)
Proceeds from disposals of intangible assets and property, plant and equipment	39	844	274
Proceeds from disposals of subsidiaries, net of cash sold	1,793	200	1
Proceeds from disposals of non-current investments	17	17	1,141
Repayment of non-current loans	339	273	219
Total divestments	2,188	1,334	1,635
Cash flow used in investing activities	(3,664)	(4,378)	(3,781)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	17	329	1
- Treasury shares	(179)	—	(68)
Dividends paid:
- Parent company shareholders	(1,340)	(1,356)	(1,282)
- Non-controlling interests	(9)	(70)	(2)
Other transactions with non-controlling interests	36	(3)	—
Net issuance (repayment) of non-current debt	3,382	575	2,062
Increase (decrease) in current borrowings	(1,855)	(698)	(98)
Increase (decrease) in current financial assets and liabilities	48	9	(31)
Cash flow used in financing activities	100	(1,214)	582
Net increase (decrease) in cash and cash equivalents	3,390	(1,886)	1,964
Effect of exchange rates	(57)	29	(129)
Cash and cash equivalents at the beginning of the period	11,558	13,415	14,998
Cash and cash equivalents at the end of the period	14,891	11,558	16,833

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	9 months 2013	9 months 2012
CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	6,987	8,379
Depreciation, depletion and amortization	7,589	7,680
Non-current liabilities, valuation allowances and deferred taxes	561	1,112
Impact of coverage of pension benefit plans	—	(362)
(Gains) losses on disposals of assets	74	(865)
Undistributed affiliates’ equity earnings	(511)	92
(Increase) decrease in working capital	(559)	448
Other changes, net	237	113
Cash flow from operating activities	14,378	16,597

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(15,281)	(13,867)
Acquisitions of subsidiaries, net of cash acquired	(16)	(199)
Investments in equity affiliates and other securities	(981)	(809)
Increase in non-current loans	(1,270)	(1,445)
Total expenditures	(17,548)	(16,320)
Proceeds from disposals of intangible assets and property, plant and equipment	1,303	936
Proceeds from disposals of subsidiaries, net of cash sold	1,993	35
Proceeds from disposals of non-current investments	34	2,734
Repayment of non-current loans	808	600
Total divestments	4,138	4,305
Cash flow used in investing activities	(13,410)	(12,015)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	346	32
- Treasury shares	(179)	(68)
Dividends paid:
- Parent company shareholders	(4,029)	(3,852)
- Non controlling interests	(81)	(100)
Other transactions with non-controlling interests	390	1
Net issuance (repayment) of non-current debt	6,807	5,135
Increase (decrease) in current borrowings	(5,785)	(1,892)
Increase (decrease) in current financial assets and liabilities	949	(970)
Cash flow used in financing activities	(1,582)	(1,714)
Net increase (decrease) in cash and cash equivalents	(614)	2,868
Effect of exchange rates	36	(60)
Cash and cash equivalents at the beginning of the period	15,469	14,025
Cash and cash equivalents at the end of the period	14,891	16,833

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity Group	Non- controlling	Total shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity

As of January 1, 2012	2,363,767,313	5,909	65,430	(1,004)	(109,554,173)	(3,390)	66,945	1,352	68,297
Net income of the first nine months	—	—	8,268	—	—	—	8,268	111	8,379
Other comprehensive Income	—	—	(548)	483	—	—	(65)	(9)	(74)
Comprehensive Income	—	—	7,720	483	—	—	8,203	102	8,305
Dividend	—	—	(3,913)	—	—	—	(3,913)	(100)	(4,013)
Issuance of common shares	2,151,933	6	26	—	—	—	32	—	32
Purchase of treasury shares	—	—	—	—	(1,800,000)	(68)	(68)	—	(68)
Sale of treasury shares (1)	—	—	(116)	—	2,960,542	116	—	—	—
Share-based payments	—	—	114	—	—	—	114	—	114
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	13	6	—	—	19	(18)	1
Other items	—	—	6	—	—	—	6	(61)	(55)
As of Sepember 30, 2012	2,365,919,246	5,915	69,280	(515)	(108,393,631)	(3,342)	71,338	1,275	72,613
Net income of the fourth quarter	—	—	2,341	—	—	—	2,341	36	2,377
Other comprehensive Income	—	—	(221)	(989)	—	—	(1,210)	(31)	(1,241)
Comprehensive Income	—	—	2,120	(989)	—	—	1,131	5	1,136
Dividend	—	—	(1,324)	—	—	—	(1,324)	(4)	(1,328)
Issuance of common shares	13,900	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	1,992	—	—	—	—
Share-based payments	—	—	32	—	—	—	32	—	32
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(2)	—	—	—	(2)	2	—
Other items	—	—	10	—	—	—	10	2	12
As of December 31, 2012	2,365,933,146	5,915	70,116	(1,504)	(108,391,639)	(3,342)	71,185	1,280	72,465
Net income of the first nine months	—	—	6,835	—	—	—	6,835	152	6,987
Other comprehensive Income	—	—	17	(1,721)	—	—	(1,704)	(80)	(1,784)
Comprehensive Income	—	—	6,852	(1,721)	—	—	5,131	72	5,203
Dividend	—	—	(4,024)	—	—	—	(4,024)	(81)	(4,105)
Issuance of common shares	11,263,033	28	318	—	—	—	346	—	346
Purchase of treasury shares	—	—	—	—	(4,414,200)	(179)	(179)	—	(179)
Sale of treasury shares (1)	—	—	(142)	—	3,590,641	142	—	—	—
Share-based payments	—	—	112	—	—	—	112	—	112
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(91)	1	—	—	(90)	446	356
Other items	—	—	3	—	—	—	3	7	10
As of September 30, 2013	2,377,196,179	5,943	73,144	(3,224)	(109,215,198)	(3,379)	72,484	1,724	74,208

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,479	21,260	21,074	(127)	—	46,686
Intersegment sales	6,974	10,068	431	13	(17,486)	—
Excise taxes	—	(975)	(3,683)	—	—	(4,658)
Revenues from sales	11,453	30,353	17,822	(114)	(17,486)	42,028
Operating expenses	(5,364)	(29,925)	(17,247)	44	17,486	(35,006)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,349)	(285)	(136)	(8)	—	(2,778)
Operating income	3,740	143	439	(78)	—	4,244
Equity in net income (loss) of affiliates and other items	1,506	75	64	(52)	—	1,593
Tax on net operating income	(2,564)	(174)	(113)	(32)	—	(2,883)
Net operating income	2,682	44	390	(162)	—	2,954
Net cost of net debt						(130)
Non-controlling interests						(63)
Net income						2,761

3rd quarter 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(9)	—	—	—	—	(9)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(9)	—	—	—	—	(9)
Operating expenses	(86)	(114)	41	—	—	(159)
Depreciation, depletion and amortization of tangible assets and mineral interests	(651)	(5)	—	—	—	(656)
Operating income (b)	(746)	(119)	41	—	—	(824)
Equity in net income (loss) of affiliates and other items	950	(5)	29	(30)	—	944
Tax on net operating income	149	(162)	(10)	(34)	—	(57)
Net operating income (b)	353	(286)	60	(64)	—	63
Net cost of net debt						—
Non-controlling interests						(18)
Net income						45

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(114)	71	—
On net operating income	—	(63)	49	—

3rd quarter 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,488	21,260	21,074	(127)	—	46,695
Intersegment sales	6,974	10,068	431	13	(17,486)	—
Excise taxes	—	(975)	(3,683)	—	—	(4,658)
Revenues from sales	11,462	30,353	17,822	(114)	(17,486)	42,037
Operating expenses	(5,278)	(29,811)	(17,288)	44	17,486	(34,847)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,698)	(280)	(136)	(8)	—	(2,122)
Adjusted operating income	4,486	262	398	(78)	—	5,068
Equity in net income (loss) of affiliates and other items	556	80	35	(22)	—	649
Tax on net operating income	(2,713)	(12)	(103)	2	—	(2,826)
Adjusted net operating income	2,329	330	330	(98)	—	2,891
Net cost of net debt						(130)
Non-controlling interests						(45)
Ajusted net income						2,716
Adjusted fully-diluted earnings per share (€)						1.19

(a) Except for earnings per share.

3rd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,064	415	326	47	—	5,852
Total divestments	2,114	8	44	22	—	2,188
Cash flow from operating activities	4,765	840	1,287	62	—	6,954

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,781	21,560	20,561	71	—	46,973
Intersegment sales	6,519	9,807	806	27	(17,159)	—
Excise taxes	—	(835)	(3,634)	—	—	(4,469)
Revenues from sales	11,300	30,532	17,733	98	(17,159)	42,504
Operating expenses	(5,512)	(30,413)	(17,273)	(212)	17,159	(36,251)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,512)	(298)	(123)	(8)	—	(1,941)
Operating income	4,276	(179)	337	(122)	—	4,312
Equity in net income (loss) of affiliates and other items	774	52	38	23	—	887
Tax on net operating income	(2,421)	80	(100)	(44)	—	(2,485)
Net operating income	2,629	(47)	275	(143)	—	2,714
Net cost of net debt						(139)
Non-controlling interests						(38)
Net income						2,537

2nd quarter 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(32)	—	—	—	—	(32)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(32)	—	—	—	—	(32)
Operating expenses	—	(536)	(82)	—	—	(618)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(32)	(536)	(82)	—	—	(650)
Equity in net income (loss) of affiliates and other items	252	(32)	1	—	—	221
Tax on net operating income	84	151	26	—	—	261
Net operating income (b)	304	(417)	(55)	—	—	(168)
Net cost of net debt						—
Non-controlling interests						6
Net income						(162)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(499)	(82)	—
On net operating income	—	(351)	(55)	—

2nd quarter 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,813	21,560	20,561	71	—	47,005
Intersegment sales	6,519	9,807	806	27	(17,159)	—
Excise taxes	—	(835)	(3,634)	—	—	(4,469)
Revenues from sales	11,332	30,532	17,733	98	(17,159)	42,536
Operating expenses	(5,512)	(29,877)	(17,191)	(212)	17,159	(35,633)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,512)	(298)	(123)	(8)	—	(1,941)
Adjusted operating income	4,308	357	419	(122)	—	4,962
Equity in net income (loss) of affiliates and other items	522	84	37	23	—	666
Tax on net operating income	(2,505)	(71)	(126)	(44)	—	(2,746)
Adjusted net operating income	2,325	370	330	(143)	—	2,882
Net cost of net debt						(139)
Non-controlling interests						(44)
Ajusted net income						2,699
Adjusted fully-diluted earnings per share (€)						1.19

(a) Except for earnings per share.

2nd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,056	382	242	32	—	5,712
Total divestments	1,112	208	12	2	—	1,334
Cash flow from operating activities	2,128	1,303	414	(139)	—	3,706

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,001	23,260	21,574	55	—	49,890
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,456	33,472	18,273	102	(18,824)	45,479
Operating expenses	(5,265)	(31,908)	(17,835)	(242)	18,824	(36,426)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,779)	(321)	(136)	(10)	—	(3,246)
Operating income	4,412	1,243	302	(150)	—	5,807
Equity in net income (loss) of affiliates and other items	642	41	7	302	—	992
Tax on net operating income	(2,969)	(351)	(80)	(120)	—	(3,520)
Net operating income	2,085	933	229	32	—	3,279
Net cost of net debt						(125)
Non-controlling interests						(72)
Net income						3,082

3rd quarter 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(8)	—	—	—	—	(8)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(8)	—	—	—	—	(8)
Operating expenses	3	593	(42)	—	—	554
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,134)	(2)	(14)	—	—	(1,150)
Operating income (b)	(1,139)	591	(56)	—	—	(604)
Equity in net income (loss) of affiliates and other items	—	5	33	293	—	331
Tax on net operating income	327	(230)	7	(90)	—	14
Net operating income (b)	(812)	366	(16)	203	—	(259)
Net cost of net debt						—
Non-controlling interests						(23)
Net income						(282)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	627	139	—
On net operating income	—	444	94	—

3rd quarter 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,009	23,260	21,574	55	—	49,898
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,464	33,472	18,273	102	(18,824)	45,487
Operating expenses	(5,268)	(32,501)	(17,793)	(242)	18,824	(36,980)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,645)	(319)	(122)	(10)	—	(2,096)
Adjusted operating income	5,551	652	358	(150)	—	6,411
Equity in net income (loss) of affiliates and other items	642	36	(26)	9	—	661
Tax on net operating income	(3,296)	(121)	(87)	(30)	—	(3,534)
Adjusted net operating income	2,897	567	245	(171)	—	3,538
Net cost of net debt						(125)
Non-controlling interests						(49)
Ajusted net income						3,364
Adjusted fully-diluted earnings per share (€)						1.48

(a) Except for earnings per share.

3rd quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,567	441	383	25	—	5,416
Total divestments	401	55	41	1,138	—	1,635
Cash flow from operating activities	3,457	1,036	692	(22)	—	5,163

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	14,712	64,438	62,634	5	—	141,789
Intersegment sales	20,828	29,789	1,345	91	(52,053)	—
Excise taxes	—	(2,640)	(10,683)	—	—	(13,323)
Revenues from sales	35,540	91,587	53,296	96	(52,053)	128,466
Operating expenses	(16,991)	(90,405)	(51,728)	(375)	52,053	(107,446)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,571)	(881)	(404)	(23)	—	(6,879)
Operating income	12,978	301	1,164	(302)	—	14,141
Equity in net income (loss) of affiliates and other items	1,434	199	70	(31)	—	1,672
Tax on net operating income	(7,881)	(173)	(328)	(55)	—	(8,437)
Net operating income	6,531	327	906	(388)	—	7,376
Net cost of net debt						(389)
Non-controlling interests						(152)
Net income						6,835

9 months 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(39)	—	—	—	—	(39)
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	(39)	—	—	—	—	(39)
Operating expenses	(86)	(719)	(62)	—	—	(867)
Depreciation, depletion and amortization of tangible assets and mineral interests	(651)	(9)	—	—	—	(660)
Operating income (b)	(776)	(728)	(62)	—	—	(1,566)
Equity in net income (loss) of affiliates and other items	(218)	(47)	20	(30)	—	(275)
Tax on net operating income	405	19	23	(34)	—	413
Net operating income (b)	(589)	(756)	(19)	(64)	—	(1,428)
Net cost of net debt						—
Non-controlling interests						(15)
Net income						(1,443)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(680)	(32)	—
On net operating income	—	(448)	(20)	—

9 months 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	14,751	64,438	62,634	5	—	141,828
Intersegment sales	20,828	29,789	1,345	91	(52,053)	—
Excise taxes	—	(2,640)	(10,683)	—	—	(13,323)
Revenues from sales	35,579	91,587	53,296	96	(52,053)	128,505
Operating expenses	(16,905)	(89,686)	(51,666)	(375)	52,053	(106,579)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,920)	(872)	(404)	(23)	—	(6,219)
Adjusted operating income	13,754	1,029	1,226	(302)	—	15,707
Equity in net income (loss) of affiliates and other items	1,652	246	50	(1)	—	1,947
Tax on net operating income	(8,286)	(192)	(351)	(21)	—	(8,850)
Adjusted net operating income	7,120	1,083	925	(324)	—	8,804
Net cost of net debt						(389)
Non-controlling interests						(137)
Ajusted net income						8,278
Adjusted fully-diluted earnings per share (€)						3.65

(a) Except for earnings per share.

9 months 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	15,375	1,330	755	88	—	17,548
Total divestments	3,769	243	94	32	—	4,138
Cash flow from operating activities	11,043	1,855	1,608	(128)	—	14,378

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	16,155	68,948	64,945	145	—	150,193
Intersegment sales	23,440	33,457	607	140	(57,644)	—
Excise taxes	—	(2,634)	(10,729)	—	—	(13,363)
Revenues from sales	39,595	99,771	54,823	285	(57,644)	136,830
Operating expenses	(18,074)	(97,614)	(53,590)	(759)	57,644	(112,393)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,685)	(954)	(447)	(26)	—	(7,112)
Operating income	15,836	1,203	786	(500)	—	17,325
Equity in net income (loss) of affiliates and other items	1,633	156	(76)	263	—	1,976
Tax on net operating income	(9,840)	(308)	(298)	(130)	—	(10,576)
Net operating income	7,629	1,051	412	(367)	—	8,725
Net cost of net debt						(346)
Non-controlling interests						(111)
Net income						8,268

9 months 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(22)	—	—	—	—	(22)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(22)	—	—	—	—	(22)
Operating expenses	(15)	138	(127)	(88)	—	(92)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,134)	(2)	(60)	—	—	(1,196)
Operating income (b)	(1,171)	136	(187)	(88)	—	(1,310)
Equity in net income (loss) of affiliates and other items	—	(12)	4	159	—	151
Tax on net operating income	341	(82)	32	(106)	—	185
Net operating income (b)	(830)	42	(151)	(35)	—	(974)
Net cost of net debt						—
Non-controlling interests						7
Net income						(967)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	172	56	—
On net operating income	—	120	35	—

9 months 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	16,177	68,948	64,945	145	—	150,215
Intersegment sales	23,440	33,457	607	140	(57,644)	—
Excise taxes	—	(2,634)	(10,729)	—	—	(13,363)
Revenues from sales	39,617	99,771	54,823	285	(57,644)	136,852
Operating expenses	(18,059)	(97,752)	(53,463)	(671)	57,644	(112,301)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,551)	(952)	(387)	(26)	—	(5,916)
Adjusted operating income	17,007	1,067	973	(412)	—	18,635
Equity in net income (loss) of affiliates and other items	1,633	168	(80)	104	—	1,825
Tax on net operating income	(10,181)	(226)	(330)	(24)	—	(10,761)
Adjusted net operating income	8,459	1,009	563	(332)	—	9,699
Net cost of net debt						(346)
Non-controlling interests						(118)
Ajusted net income						9,235
Adjusted fully-diluted earnings per share (€)						4.08

(a) Except for earnings per share.

9 months 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	14,100	1,371	793	56	—	16,320
Total divestments	1,383	203	106	2,613	—	4,305
Cash flow from operating activities	14,521	1,625	108	343	—	16,597

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

3rd quarter 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	46,695	(9)	46,686
Excise taxes	(4,658)	—	(4,658)
Revenues from sales	42,037	(9)	42,028

Purchases net of inventory variation	(29,325)	(43)	(29,368)
Other operating expenses	(4,954)	(116)	(5,070)
Exploration costs	(568)	—	(568)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,122)	(656)	(2,778)
Other income	139	1,005	1,144
Other expense	(90)	(71)	(161)

Financial interest on debt	(159)	—	(159)
Financial income from marketable securities & cash equivalents	9	—	9
Cost of net debt	(150)	—	(150)

Other financial income	138	—	138
Other financial expense	(153)	—	(153)

Equity in net income (loss) of affiliates	615	10	625

Income taxes	(2,806)	(57)	(2,863)
Consolidated net income	2,761	63	2,824
Group share	2,716	45	2,761
Non-controlling interests	45	18	63

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	49,898	(8)	49,890
Excise taxes	(4,411)	—	(4,411)
Revenues from sales	45,487	(8)	45,479

Purchases net of inventory variation	(31,375)	766	(30,609)
Other operating expenses	(5,288)	(212)	(5,500)
Exploration costs	(317)	—	(317)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,096)	(1,150)	(3,246)
Other income	142	332	474
Other expense	(114)	(15)	(129)

Financial interest on debt	(154)	—	(154)
Financial income from marketable securities & cash equivalents	8	—	8
Cost of net debt	(146)	—	(146)

Other financial income	141	—	141
Other financial expense	(135)	—	(135)

Equity in net income (loss) of affiliates	627	14	641

Income taxes	(3,513)	14	(3,499)
Consolidated net income	3,413	(259)	3,154
Group share	3,364	(282)	3,082
Non-controlling interests	49	23	72

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

9 months 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	141,828	(39)	141,789
Excise taxes	(13,323)	—	(13,323)
Revenues from sales	128,505	(39)	128,466

Purchases net of inventory variation	(89,530)	(712)	(90,242)
Other operating expenses	(15,902)	(155)	(16,057)
Exploration costs	(1,147)	—	(1,147)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,219)	(660)	(6,879)
Other income	270	1,257	1,527
Other expense	(264)	(1,523)	(1,787)

Financial interest on debt	(510)	—	(510)
Financial income from marketable securities & cash equivalents	45	—	45
Cost of net debt	(465)	—	(465)

Other financial income	398	—	398
Other financial expense	(418)	—	(418)

Equity in net income (loss) of affiliates	1,961	(9)	1,952

Income taxes	(8,774)	413	(8,361)
Consolidated net income	8,415	(1,428)	6,987
Group share	8,278	(1,443)	6,835
Non-controlling interests	137	15	152

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	150,215	(22)	150,193
Excise taxes	(13,363)	—	(13,363)
Revenues from sales	136,852	(22)	136,830

Purchases net of inventory variation	(95,172)	228	(94,944)
Other operating expenses	(16,187)	(320)	(16,507)
Exploration costs	(942)	—	(942)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,916)	(1,196)	(7,112)
Other income	447	541	988
Other expense	(314)	(362)	(676)

Financial interest on debt	(511)	—	(511)
Financial income from marketable securities & cash equivalents	67	—	67
Cost of net debt	(444)	—	(444)

Other financial income	435	—	435
Other financial expense	(389)	—	(389)

Equity in net income (loss) of affiliates	1,646	(28)	1,618

Income taxes	(10,663)	185	(10,478)
Consolidated net income	9,353	(974)	8,379
Group share	9,235	(967)	8,268
Non-controlling interests	118	(7)	111

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS OF 2013

(unaudited)

1)             Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30, 2013 are presented in Euros and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of September 30, 2013 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2012 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board), with the exception of those texts or amendments that must be applied for periods beginning the January 1st 2013 described in note 1X of the Notes to the consolidated financial statements for the year ended December 31, 2012:

•                  The revised standard IAS 19 “Employee benefits” applicable retrospectively from January 1st, 2013, led in particular to the full recognition of the net position in respect of employee benefits obligations (liabilities net of assets) in the balance sheet, to the elimination of the corridor approach previously used by the Group, the elimination of the depreciation of past services costs, and to the obligation to evaluate the expected return on plan assets on a normative basis (via the discount rate used to value the debt).

The application of this standard had an impact on January 1st, 2013 and as of September 30, 2012 (the first comparative period presented) of an increase in employee benefit provisions of €2.8 billion and €2.4 billion respectively, and a decrease in equity of €2.8 billion and €2.4 billion before tax (€1.7 billion and €1.5 billion after tax). The impact on the profit for 2012 is not significant. In accordance with the transitional rules of IAS 19 revised, the comparative periods were restated to take into account the retrospective application of the standard.

•                  Application of standards on consolidation: IFRS 10 “Consolidated financial statements”, IFRS 11 “Joint arrangements”, IFRS 12 “Disclosure of interests in other entities”, IAS 27 revised “Separate financial statements” and IAS 28 revised “Investments in associates and joint ventures”. The application of these standards did not have a material effect on the Group’s consolidated balance sheet, income statement and shareholder’s equity as of September 30, 2013.

•                  The application of standards IFRS 13 “Fair value measurement” and IAS 1 revised “Presentation of financial statements” did not have a material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity as of September 30, 2013.

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The executive management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2012.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the executive management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•                       give a true and fair view of the Group’s financial position, financial performance and cash flows;

•                       reflect the substance of transactions;

•                       are neutral;

•                       are prepared on a prudent basis; and

•                       are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at cost. Financial assets and liabilities are usually measured at fair value.

2)             Changes in the Group structure, main acquisitions and divestments

➢         Upstream

•                  TOTAL finalized in February 2013 the acquisition of an additional 6% interest in the Ichthys liquefied natural gas (LNG) project from its partner INPEX. TOTAL’s overall equity stake in the Ichthys LNG project will increase from 24% to 30%.

•                  TOTAL finalized in February 2013 the sale to INPEX of a 9.99% indirect interest in offshore Angola Block 14.

•                  On March 27, 2013, TOTAL entered into an agreement for the sale to Suncor Energy Inc. of its 49% interest in the Voyageur upgrader project, which is located in the Canadian province of Alberta and intended to upgrade bitumen from the Fort Hills and Joslyn mines. The transaction amounted to US$506 million (€384 million). The mining development projects of Fort Hills and Joslyn continue according to the production evacuation logistics studies jointly conducted with Suncor. The sale entails a net loss of €1,247 million.

•                  TOTAL finalized in June 2013 the sale of a 25% interest in the Tempa Rossa field in Italy to Mitsui.

•                  TOTAL finalized in July 2013 the sale of 100% of Transport et Infrastructures Gaz France (TIGF) to a consortium comprising Snam, EDF and GIC (Government of Singapore Investment Corporation) for an amount of €1,558 million, net of cash sold.

•                  TOTAL finalized in September 2013 the sale of its Upstream interests in Trinidad & Tobago to The National Gas Company of Trinidad & Tobago for an amount of €235 million (US$ 317 million), net of cash sold.

➢         Refining & Chemicals

•                  TOTAL finalized in June 2013 the sale of its fertilizing businesses in Europe.

3)             Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2013	Inventory valuation effect	—	(114)	71	—	(43)
	Effect of changes in fair value	(9)	—	—	—	(9)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(651)	(5)	—	—	(656)
	Other items	(86)	—	(30)	—	(116)
Total		(746)	(119)	41	—	(824)
3rd quarter 2012	Inventory valuation effect	—	627	139	—	766
	Effect of changes in fair value	(8)	—	—	—	(8)
	Restructuring charges	—	(4)	(12)	—	(16)
	Asset impairment charges	(1,134)	—	—	—	(1,134)
	Other items	3	(32)	(183)	—	(212)
Total		(1,139)	591	(56)	—	(604)

9 months 2013	Inventory valuation effect	—	(680)	(32)	—	(712)
	Effect of changes in fair value	(39)	—	—	—	(39)
	Restructuring charges	—	(2)	—	—	(2)
	Asset impairment charges	(651)	(9)	—	—	(660)
	Other items	(86)	(37)	(30)	—	(153)
Total		(776)	(728)	(62)	—	(1,566)
9 months 2012	Inventory valuation effect	—	172	56	—	228
	Effect of changes in fair value	(22)	—	—	—	(22)
	Restructuring charges	—	(4)	(60)	—	(64)
	Asset impairment charges	(1,134)	—	—	—	(1,134)
	Other items	(15)	(32)	(183)	(88)	(318)
Total		(1,171)	136	(187)	(88)	(1,310)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M€)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2013	Inventory valuation effect	—	(63)	39	—	(24)
	Effect of changes in fair value	(7)	—	—	—	(7)
	Restructuring charges	—	(9)	(7)	—	(16)
	Asset impairment charges	(442)	(5)	—	—	(447)
	Gains (losses) on disposals of assets	888	—	—	—	888
	Other items	(86)	(209)	10	(64)	(349)
Total		353	(286)	42	(64)	45
3rd quarter 2012	Inventory valuation effect	—	444	80	—	524
	Effect of changes in fair value	(6)	—	—	—	(6)
	Restructuring charges	—	(18)	(15)	—	(33)
	Asset impairment charges	(737)	—	—	—	(737)
	Gains (losses) on disposals of assets	—	—	—	202	202
	Other items	(69)	(60)	(104)	1	(232)
Total		(812)	366	(39)	203	(282)

9 months 2013	Inventory valuation effect	—	(448)	(27)	—	(475)
	Effect of changes in fair value	(30)	—	—	—	(30)
	Restructuring charges	—	(25)	(17)	—	(42)
	Asset impairment charges	(442)	(8)	—	—	(450)
	Gains (losses) on disposals of assets	(31)	(41)	—	—	(72)
	Other items	(86)	(234)	10	(64)	(374)
Total		(589)	(756)	(34)	(64)	(1,443)
9 months 2012	Inventory valuation effect	—	120	35	—	155
	Effect of changes in fair value	(17)	—	—	—	(17)
	Restructuring charges	—	(18)	(55)	—	(73)
	Asset impairment charges	(737)	—	(20)	(18)	(775)
	Gains (losses) on disposals of assets	—	—	—	355	355
	Other items	(76)	(60)	(104)	(372)	(612)
Total		(830)	42	(144)	(35)	(967)

On September 30th, 2013, due to the continuing weakness of US market prices for gas (Henry Hub), the Group reviewed the value of its shale gas assets in the basin of the Barnett in the US and impaired €526 million ($693 million) before tax (€342 million after tax).

In addition, in the 3rd quarter 2013 “Other Items” includes a charge of €243 million following a write-down of deferred tax assets in Belgium due to economic and financial conditions and due to the change in fiscal legislation that occurred in 2012.

Finally, due to the prolonged degradation of security conditions, the Group’s assets in Syria were depreciated, resulting in a charge of €137 million ($180 million).

4)             Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of September 30, 2013, TOTAL S.A. held 8,883,930 of its own shares, representing 0.37% of its share capital, detailed as follows:

•                  8,764,020 shares allocated to TOTAL restricted shares plans for Group employees; and

•                  119,910 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 8,883,930 shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of September 30, 2013, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.22% of its share capital, detailed as follows:

•                  2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•                  98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting on May 17, 2013 approved the payment of a cash dividend of €2.34 per share for the 2012 fiscal year. Taking into account the first quarterly dividend of €0.57 per share and the two following quarterly dividends of €0.59 per share that have already been paid on September 27, 2012, December 20, 2012, and March 21, 2013, the remaining balance of €0.59 per share was paid on June 27, 2013.

A first quarterly dividend for the fiscal year 2013 of €0.59 per share, decided by the Board of Directors on April 25, 2013, was paid on September 27, 2013 (the ex-dividend date was September 24, 2013).

A second quarterly dividend for the fiscal year 2013 of €0.59 per share, decided by the Board of Directors on July 25, 2013, will be paid on December 19, 2013 (the ex-dividend date will be December 16, 2013).

A third quarterly dividend for the fiscal year 2013 of €0.59 per share, decided by the Board of Directors on October 30, 2013, will be paid on March 27, 2014 (the ex-dividend date will be March 24, 2014).

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M€)	9 months 2013		9 months 2012

Actuarial gains and losses		14		(474)
Tax effect		(2)		172
Items not potentially reclassifiable to profit or loss		12		(302)

Currency translation adjustment		(1,246)		285
- unrealized gain/(loss) of the period	(1,261)		282
- less gain/(loss) included in net income	(15)		(3)

Available for sale financial assets		7		(342)
- unrealized gain/(loss) of the period	7		69
- less gain/(loss) included in net income	—		411

Cash flow hedge		100		36
- unrealized gain/(loss) of the period	129		87
- less gain/(loss) included in net income	29		51

Share of other comprehensive income of equity affiliates, net amount		(607)		191

Other		(12)		(14)
- unrealized gain/(loss) of the period	(12)		(14)
- less gain/(loss) included in net income	—		—

Tax effect		(38)		72
Items potentially reclassifiable to profit or loss		(1,796)		228
Total other comprehensive income, net amount		(1,784)		(74)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2013			9 months 2012
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount

Actuarial gains and losses	14	(2)	12	(474)	172	(302)
Items not potentially reclassifiable to profit or loss	14	(2)	12	(474)	172	(302)
Currency translation adjustment	(1,246)		(1,246)	285		285
Available for sale financial assets	7	(1)	6	(342)	88	(254)
Cash flow hedge	100	(37)	63	36	(16)	20
Share of other comprehensive income of equity affiliates, net amount	(607)		(607)	191		191
Other	(12)		(12)	(14)		(14)
Items potentially reclassifiable to profit or loss	(1,758)	(38)	(1,796)	156	72	228
Total other comprehensive income	(1,744)	(40)	(1,784)	(318)	244	(74)

5)             Financial debt

The Group issued bonds through its subsidiaries Total Capital International, Total Capital and Total Capital Canada during the first nine months of 2013:

–        Bond 1.450% 2013-2018 (1,000 million USD)

–        Bond US Libor 3 months + 38 bp 2013-2016 (1,000 million USD)

–        Bond 2.750% 2013-2023 (1,000 million USD)

–        Bond 0.750% 2013-2016 (250 million USD increase of an existing 2012-2016 Bond)

–        Bond 4.000% 2013-2018 (150 million AUD)

–        Bond 2.125% 2013-2023 (250 million EUR increase of an existing 2012-2023 Bond)

–        Bond Euribor 3 months + 31 bp 2013-2020 (300 million EUR)

–        Bond 2.500% 2013-2018 (600 million NOK)

–        Bond 1.875% 2013-2020 (750 million EUR)

–        Bond US Libor 3 months + 75 bp 2013-2020 (300 million USD)

–        Bond 1.000% 2013-2016 (500 million USD)

–        Bond US Libor 3 months + 57 bp 2013-2018 (500 million USD)

–        Bond 2.125% 2013-2018 (1,000 million USD)

–        Bond 3.700% 2013-2024 (1,000 million USD)

–        Bond 3.750% 2013-2018 (1,065 million CNY)

The Group reimbursed bonds during the first nine months of 2013:

–        Bond 4.125% 2007-2013 (600 million EUR)

–        Bond 5.500% 2007-2013 (350 million GBP)

–        Bond 7.500% 2008-2013 (200 million AUD)

–        Bond 4.500% 2003-2013 (30 million USD)

–        Bond 5.500% 2009-2013 (200 million AUD)

–        Bond 3.125% 2008-2013 (300 million CHF)

–        Bond Libor 3 month + 9 bp 2011-2013 (1,000 million USD)

–        Bond 4.000% 2008-2013 (400 million USD)

–        Bond JPY Libor 3 months + 12 bp 2008-2013 (25 billion JPY)

–        Bond 5.000% 1998-2013 (1 billion FRF)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6)             Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first nine months of 2013.

7)                   Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

Refining & Chemicals segment

As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

This guarantee covers, for a period of ten years from the date of the spin-off, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by this guarantee, in Europe.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, this guarantee will become void.

-                    In the United States, civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are closed without significant impact on the Group’s financial position.

-                    In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off following five investigations launched by the European Commission between 2000 and 2004, four of which are closed, the fifth is on hold pending a decision following the appeal of Arkema and the concerned companies of the Group.

In financial terms, the fines imposed by the European Commission following the five investigations reach an overall amount of €385.47 million, entirely settled as of today. As a result, once the threshold provided for by the guarantee is deducted, the overall amount assumed and paid by the Group since the spin-off in accordance with the guarantee amounted to €188.07 million(2), to which an amount of €31.31 million of interest has been added. These amounts were not modified during the third quarter of 2013 financial year.

-               In addition, civil proceedings against Arkema and other groups of companies were initiated in 2009 and 2011, respectively, before German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before the German court. These procedures were settled between the claimants and Arkema in early July 2013 and the corresponding amounts paid during the third quarter of 2013 financial year.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could

(1) Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

(2) This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

All of the legal proceedings described above having been resolved, the €17 million reserve previously booked in the Group’s consolidated financial statements was fully released in the third quarter 2013.

Marketing & Services segment

-               Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined €20.25 million in 2006, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. lodged an appeal against this decision that was dismissed at the end of September 2012. The fine and interest were paid during the first quarter of 2013.

-               In addition, pursuant to a statement of objections received by Total Marketing Services (formerly Total France and then Total Raffinage Marketing) and TOTAL S.A. from the European Commission regarding a product line of the Marketing & Services segment, Total Marketing Services was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. Following the appeal against this decision lodged by the Group’s companies, the relevant European court decided during the third quarter of 2013 to reduce the fine imposed on Total Marketing Services to €125.5 million without modifying the liability of TOTAL S.A. as parent company.

-               In addition, the civil proceedings against TOTAL S.A., Total Marketing Services and other companies initiated before UK and Dutch courts by third parties for alleged damages in connection with the prosecutions brought by the European Commission continued. The probability to have a favorable verdict and the financial impacts of the procedure before the Dutch court remains uncertain due to a number of difficulties associated with legal aspects of the case and the evaluations of the alleged damages. The proceeding before the UK court was settled during the third quarter of 2013.

Within this framework, the €6 million reserve previously booked in the Group’s consolidated financial statements was fully released.

In early 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil courts. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure initiated by the plaintiff follows practices that had been sanctioned by the Italian competition authority in 2006. Given the multiple defendants engaged in these proceedings and the disproportionate nature of the alleged damages in view of the justifications provided, this proceeding is not expected to have a material effect on the Group’s financial situation, even if it is not possible at this stage to precisely determine the financial impact of the demand on the Group.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, the deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the criminal chamber of the Court of Appeal of Toulouse. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the disaster were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, has appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €14.3 million reserve remains booked in the Group’s consolidated financial statements as of September 30, 2013.

Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of U.S.$ 22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact. The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerned an agreement concluded by the Company with consultants concerning gas fields in Iran and aimed to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

In late May 2013, and after years of discussions, TOTAL reached settlements with the U.S. authorities (a Deferred Prosecution Agreement with the DoJ and a Cease and Desist Order with the SEC). These settlements, which put an end to these investigations, were concluded without admission of guilt and in exchange for TOTAL respecting a number of obligations, including the payment of a fine ($245.2 million) and a civil compensation ($153 million) that occurred during the second quarter of 2013. The reserve of $398.2 million that was booked in the financial statements as of June 30, 2012, has been fully released. By virtue of these settlements, TOTAL also accepted to appoint a French independent compliance monitor to review the Group’s compliance program and to recommend possible improvements.

With respect to the same facts, TOTAL and its Chief Executive Officer, who was President of the Middle East at the time of the facts, were placed under formal investigation in France following a judicial inquiry initiated in 2006. In late May 2013, the Prosecutor’s office recommended that the case be sent to trial. The investigating magistrate has not yet issued his decision.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences on its future planned operations.

Libya

In June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies - including, among others, TOTAL - a formal request for information related to their operations in Libya. In April 2013, the SEC notified TOTAL of the closure of the investigation while stating that it does not intend to take further action as far as TOTAL is concerned.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group Employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. On July 8, 2013, TOTAL S.A., the Group’s former employees and TOTAL’s Chairman and Chief Executive Officer were cleared of all charges by the Criminal Court, which found that none of the offenses for which they had been prosecuted were established. On July 18, 2013, the Prosecutor’s office appealed the parts of the Criminal Court’s decision acquitting TOTAL S.A. and certain of the Group’s former employees. TOTAL’s Chairman and Chief Executive Officer’s acquittal issued on July 8, 2013 is irrevocable since the Prosecutor’s office did not appeal such part of the Criminal Court’s decision.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings went before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would have suspended the concession for this field for one year. Total Italia appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010. In May 2012, the Judge of the preliminary hearing decided to dismiss the charges for some of the Group’s employees and refer the case for trial on a reduced number of charges. The trial started on September 26, 2012.

In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered its decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment). According to the Tribunal, Rivunion was held liable as tax collector of withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 13, 2002 and unable to recover the amounts corresponding to the withholding taxes in restitution from said beneficiaries in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012. On August 29, 2013, the Swiss federal tax administration stated a claim as part of the insolvency proceedings of Rivunion, for an amount of CHF 284 million, including CHF 171 million of principal and interest for late payment.

Nigeria

In the second and third quarter 2013, TOTAL’s equity production in Nigeria was impacted by repeated oil theft and sabotage on oil and gas pipelines used to transport the Group’s production.  Despite the completion of multiple repairs, production remained impacted at the end of September 2013, mainly from the onshore acreage of the joint venture in which TOTAL holds a 10% interest that is operated by the Shell Petroleum Development Company (SPDC).

The Group estimates its equity production in Nigeria to be reduced by about 37 kboe/d during third quarter 2013.

8)             Information by business segment

9 months 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	14,712	64,438	62,634	5	—	141,789
Intersegment sales	20,828	29,789	1,345	91	(52,053)	—
Excise taxes	—	(2,640)	(10,683)	—	—	(13,323)
Revenues from sales	35,540	91,587	53,296	96	(52,053)	128,466
Operating expenses	(16,991)	(90,405)	(51,728)	(375)	52,053	(107,446)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,571)	(881)	(404)	(23)	—	(6,879)
Operating income	12,978	301	1,164	(302)	—	14,141
Equity in net income (loss) of affiliates and other items	1,434	199	70	(31)	—	1,672
Tax on net operating income	(7,881)	(173)	(328)	(55)	—	(8,437)
Net operating income	6,531	327	906	(388)	—	7,376
Net cost of net debt						(389)
Non-controlling interests						(152)
Net income						6,835

9 months 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(39)	—	—	—	—	(39)
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	(39)	—	—	—	—	(39)
Operating expenses	(86)	(719)	(62)	—	—	(867)
Depreciation, depletion and amortization of tangible assets and mineral interests	(651)	(9)	—	—	—	(660)
Operating income (b)	(776)	(728)	(62)	—	—	(1,566)
Equity in net income (loss) of affiliates and other items	(218)	(47)	20	(30)	—	(275)
Tax on net operating income	405	19	23	(34)	—	413
Net operating income (b)	(589)	(756)	(19)	(64)	—	(1,428)
Net cost of net debt						—
Non-controlling interests						(15)
Net income						(1,443)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(680)	(32)	—
On net operating income	—	(448)	(20)	—

9 months 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	14,751	64,438	62,634	5	—	141,828
Intersegment sales	20,828	29,789	1,345	91	(52,053)	—
Excise taxes	—	(2,640)	(10,683)	—	—	(13,323)
Revenues from sales	35,579	91,587	53,296	96	(52,053)	128,505
Operating expenses	(16,905)	(89,686)	(51,666)	(375)	52,053	(106,579)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,920)	(872)	(404)	(23)	—	(6,219)
Adjusted operating income	13,754	1,029	1,226	(302)	—	15,707
Equity in net income (loss) of affiliates and other items	1,652	246	50	(1)	—	1,947
Tax on net operating income	(8,286)	(192)	(351)	(21)	—	(8,850)
Adjusted net operating income	7,120	1,083	925	(324)	—	8,804
Net cost of net debt						(389)
Non-controlling interests						(137)
Ajusted net income						8,278
Adjusted fully-diluted earnings per share (€)						3.65

(a) Except for earnings per share.

9 months 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	15,375	1,330	755	88	—	17,548
Total divestments	3,769	243	94	32	—	4,138
Cash flow from operating activities	11,043	1,855	1,608	(128)	—	14,378

9 months 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	16,155	68,948	64,945	145	—	150,193
Intersegment sales	23,440	33,457	607	140	(57,644)	—
Excise taxes	—	(2,634)	(10,729)	—	—	(13,363)
Revenues from sales	39,595	99,771	54,823	285	(57,644)	136,830
Operating expenses	(18,074)	(97,614)	(53,590)	(759)	57,644	(112,393)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,685)	(954)	(447)	(26)	—	(7,112)
Operating income	15,836	1,203	786	(500)	—	17,325
Equity in net income (loss) of affiliates and other items	1,633	156	(76)	263	—	1,976
Tax on net operating income	(9,840)	(308)	(298)	(130)	—	(10,576)
Net operating income	7,629	1,051	412	(367)	—	8,725
Net cost of net debt						(346)
Non-controlling interests						(111)
Net income						8,268

9 months 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(22)	—	—	—	—	(22)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(22)	—	—	—	—	(22)
Operating expenses	(15)	138	(127)	(88)	—	(92)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,134)	(2)	(60)	—	—	(1,196)
Operating income (b)	(1,171)	136	(187)	(88)	—	(1,310)
Equity in net income (loss) of affiliates and other items	—	(12)	4	159	—	151
Tax on net operating income	341	(82)	32	(106)	—	185
Net operating income (b)	(830)	42	(151)	(35)	—	(974)
Net cost of net debt						—
Non-controlling interests						7
Net income						(967)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	172	56	—
On net operating income	—	120	35	—

9 months 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	16,177	68,948	64,945	145	—	150,215
Intersegment sales	23,440	33,457	607	140	(57,644)	—
Excise taxes	—	(2,634)	(10,729)	—	—	(13,363)
Revenues from sales	39,617	99,771	54,823	285	(57,644)	136,852
Operating expenses	(18,059)	(97,752)	(53,463)	(671)	57,644	(112,301)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,551)	(952)	(387)	(26)	—	(5,916)
Adjusted operating income	17,007	1,067	973	(412)	—	18,635
Equity in net income (loss) of affiliates and other items	1,633	168	(80)	104	—	1,825
Tax on net operating income	(10,181)	(226)	(330)	(24)	—	(10,761)
Adjusted net operating income	8,459	1,009	563	(332)	—	9,699
Net cost of net debt						(346)
Non-controlling interests						(118)
Ajusted net income						9,235
Adjusted fully-diluted earnings per share (€)						4.08

(a) Except for earnings per share.

9 months 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	14,100	1,371	793	56	—	16,320
Total divestments	1,383	203	106	2,613	—	4,305
Cash flow from operating activities	14,521	1,625	108	343	—	16,597

3rd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,479	21,260	21,074	(127)	—	46,686
Intersegment sales	6,974	10,068	431	13	(17,486)	—
Excise taxes	—	(975)	(3,683)	—	—	(4,658)
Revenues from sales	11,453	30,353	17,822	(114)	(17,486)	42,028
Operating expenses	(5,364)	(29,925)	(17,247)	44	17,486	(35,006)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,349)	(285)	(136)	(8)	—	(2,778)
Operating income	3,740	143	439	(78)	—	4,244
Equity in net income (loss) of affiliates and other items	1,506	75	64	(52)	—	1,593
Tax on net operating income	(2,564)	(174)	(113)	(32)	—	(2,883)
Net operating income	2,682	44	390	(162)	—	2,954
Net cost of net debt						(130)
Non-controlling interests						(63)
Net income						2,761

3rd quarter 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(9)	—	—	—	—	(9)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(9)	—	—	—	—	(9)
Operating expenses	(86)	(114)	41	—	—	(159)
Depreciation, depletion and amortization of tangible assets and mineral interests	(651)	(5)	—	—	—	(656)
Operating income (b)	(746)	(119)	41	—	—	(824)
Equity in net income (loss) of affiliates and other items	950	(5)	29	(30)	—	944
Tax on net operating income	149	(162)	(10)	(34)	—	(57)
Net operating income (b)	353	(286)	60	(64)	—	63
Net cost of net debt						—
Non-controlling interests						(18)
Net income						45

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(114)	71	—
On net operating income	—	(63)	49	—

3rd quarter 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,488	21,260	21,074	(127)	—	46,695
Intersegment sales	6,974	10,068	431	13	(17,486)	—
Excise taxes	—	(975)	(3,683)	—	—	(4,658)
Revenues from sales	11,462	30,353	17,822	(114)	(17,486)	42,037
Operating expenses	(5,278)	(29,811)	(17,288)	44	17,486	(34,847)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,698)	(280)	(136)	(8)	—	(2,122)
Adjusted operating income	4,486	262	398	(78)	—	5,068
Equity in net income (loss) of affiliates and other items	556	80	35	(22)	—	649
Tax on net operating income	(2,713)	(12)	(103)	2	—	(2,826)
Adjusted net operating income	2,329	330	330	(98)	—	2,891
Net cost of net debt						(130)
Non-controlling interests						(45)
Ajusted net income						2,716
Adjusted fully-diluted earnings per share (€)						1.19

(a) Except for earnings per share.

3rd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,064	415	326	47	—	5,852
Total divestments	2,114	8	44	22	—	2,188
Cash flow from operating activities	4,765	840	1,287	62	—	6,954

3rd quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,001	23,260	21,574	55	—	49,890
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,456	33,472	18,273	102	(18,824)	45,479
Operating expenses	(5,265)	(31,908)	(17,835)	(242)	18,824	(36,426)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,779)	(321)	(136)	(10)	—	(3,246)
Operating income	4,412	1,243	302	(150)	—	5,807
Equity in net income (loss) of affiliates and other items	642	41	7	302	—	992
Tax on net operating income	(2,969)	(351)	(80)	(120)	—	(3,520)
Net operating income	2,085	933	229	32	—	3,279
Net cost of net debt						(125)
Non-controlling interests						(72)
Net income						3,082

3rd quarter 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(8)	—	—	—	—	(8)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(8)	—	—	—	—	(8)
Operating expenses	3	593	(42)	—	—	554
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,134)	(2)	(14)	—	—	(1,150)
Operating income (b)	(1,139)	591	(56)	—	—	(604)
Equity in net income (loss) of affiliates and other items	—	5	33	293	—	331
Tax on net operating income	327	(230)	7	(90)	—	14
Net operating income (b)	(812)	366	(16)	203	—	(259)
Net cost of net debt						—
Non-controlling interests						(23)
Net income						(282)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	627	139	—
On net operating income	—	444	94	—

3rd quarter 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,009	23,260	21,574	55	—	49,898
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,464	33,472	18,273	102	(18,824)	45,487
Operating expenses	(5,268)	(32,501)	(17,793)	(242)	18,824	(36,980)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,645)	(319)	(122)	(10)	—	(2,096)
Adjusted operating income	5,551	652	358	(150)	—	6,411
Equity in net income (loss) of affiliates and other items	642	36	(26)	9	—	661
Tax on net operating income	(3,296)	(121)	(87)	(30)	—	(3,534)
Adjusted net operating income	2,897	567	245	(171)	—	3,538
Net cost of net debt						(125)
Non-controlling interests						(49)
Ajusted net income						3,364
Adjusted fully-diluted earnings per share (€)						1.48

(a) Except for earnings per share.

3rd quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,567	441	383	25	—	5,416
Total divestments	401	55	41	1,138	—	1,635
Cash flow from operating activities	3,457	1,036	692	(22)	—	5,163

9)             Reconciliation of the information by business segment with consolidated financial statements

9 months 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	141,828	(39)	141,789
Excise taxes	(13,323)	—	(13,323)
Revenues from sales	128,505	(39)	128,466
Purchases net of inventory variation	(89,530)	(712)	(90,242)
Other operating expenses	(15,902)	(155)	(16,057)
Exploration costs	(1,147)	—	(1,147)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,219)	(660)	(6,879)
Other income	270	1,257	1,527
Other expense	(264)	(1,523)	(1,787)
Financial interest on debt	(510)	—	(510)
Financial income from marketable securities & cash equivalents	45	—	45
Cost of net debt	(465)	—	(465)
Other financial income	398	—	398
Other financial expense	(418)	—	(418)
Equity in net income (loss) of affiliates	1,961	(9)	1,952
Income taxes	(8,774)	413	(8,361)
Consolidated net income	8,415	(1,428)	6,987
Group share	8,278	(1,443)	6,835
Non-controlling interests	137	15	152

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	150,215	(22)	150,193
Excise taxes	(13,363)	—	(13,363)
Revenues from sales	136,852	(22)	136,830
Purchases net of inventory variation	(95,172)	228	(94,944)
Other operating expenses	(16,187)	(320)	(16,507)
Exploration costs	(942)	—	(942)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,916)	(1,196)	(7,112)
Other income	447	541	988
Other expense	(314)	(362)	(676)
Financial interest on debt	(511)	—	(511)
Financial income from marketable securities & cash equivalents	67	—	67
Cost of net debt	(444)	—	(444)
Other financial income	435	—	435
Other financial expense	(389)	—	(389)
Equity in net income (loss) of affiliates	1,646	(28)	1,618
Income taxes	(10,663)	185	(10,478)
Consolidated net income	9,353	(974)	8,379
Group share	9,235	(967)	8,268
Non-controlling interests	118	(7)	111

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	46,695	(9)	46,686
Excise taxes	(4,658)	—	(4,658)
Revenues from sales	42,037	(9)	42,028
Purchases net of inventory variation	(29,325)	(43)	(29,368)
Other operating expenses	(4,954)	(116)	(5,070)
Exploration costs	(568)	—	(568)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,122)	(656)	(2,778)
Other income	139	1,005	1,144
Other expense	(90)	(71)	(161)
Financial interest on debt	(159)	—	(159)
Financial income from marketable securities & cash equivalents	9	—	9
Cost of net debt	(150)	—	(150)
Other financial income	138	—	138
Other financial expense	(153)	—	(153)
Equity in net income (loss) of affiliates	615	10	625
Income taxes	(2,806)	(57)	(2,863)
Consolidated net income	2,761	63	2,824
Group share	2,716	45	2,761
Non-controlling interests	45	18	63

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	49,898	(8)	49,890
Excise taxes	(4,411)	—	(4,411)
Revenues from sales	45,487	(8)	45,479
Purchases net of inventory variation	(31,375)	766	(30,609)
Other operating expenses	(5,288)	(212)	(5,500)
Exploration costs	(317)	—	(317)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,096)	(1,150)	(3,246)
Other income	142	332	474
Other expense	(114)	(15)	(129)
Financial interest on debt	(154)	—	(154)
Financial income from marketable securities & cash equivalents	8	—	8
Cost of net debt	(146)	—	(146)
Other financial income	141	—	141
Other financial expense	(135)	—	(135)
Equity in net income (loss) of affiliates	627	14	641
Income taxes	(3,513)	14	(3,499)
Consolidated net income	3,413	(259)	3,154
Group share	3,364	(282)	3,082
Non-controlling interests	49	23	72

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10)      Sales by business segment

		Refining &	Marketing &
(M€)	Upstream	Chemicals	Services	Corporate	Intercompany	Total

1st quarter 2013
Non-Group sales	5,452	21,618	20,999	61	—	48,130
Intersegment sales	7,335	9,914	108	51	(17,408)	—
Excise taxes	—	(830)	(3,366)	—	—	(4,196)
Revenues from sales	12,787	30,702	17,741	112	(17,408)	43,934
2nd quarter 2013
Non-Group sales	4,781	21,560	20,561	71	—	46,973
Intersegment sales	6,519	9,807	806	27	(17,159)	—
Excise taxes	—	(835)	(3,634)	—	—	(4,469)
Revenues from sales	11,300	30,532	17,733	98	(17,159)	42,504
3rd quarter 2013
Non-Group sales	4,479	21,260	21,074	(127)	—	46,686
Intersegment sales	6,974	10,068	431	13	(17,486)	—
Excise taxes	—	(975)	(3,683)	—	—	(4,658)
Revenues from sales	11,453	30,353	17,822	(114)	(17,486)	42,028
9 months 2013
Non-Group sales	14,712	64,438	62,634	5	—	141,789
Intersegment sales	20,828	29,789	1,345	91	(52,053)	—
Excise taxes	—	(2,640)	(10,683)	—	—	(13,323)
Revenues from sales	35,540	91,587	53,296	96	(52,053)	128,466

1st quarter 2012
Non-Group sales	6,177	23,096	21,852	43	—	51,168
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,411	34,107	18,495	87	(20,325)	46,775
2nd quarter 2012
Non-Group sales	4,977	22,592	21,519	47	—	49,135
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	12,728	32,192	18,055	96	(18,495)	44,576
3rd quarter 2012
Non-Group sales	5,001	23,260	21,574	55	—	49,890
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,456	33,472	18,273	102	(18,824)	45,479
9 months 2012
Non-Group sales	16,155	68,948	64,945	145	—	150,193
Intersegment sales	23,440	33,457	607	140	(57,644)	—
Excise taxes	—	(2,634)	(10,729)	—	—	(13,363)
Revenues from sales	39,595	99,771	54,823	285	(57,644)	136,830

11)      Changes in progress in the Group structure

➢                                     Upstream

•                  TOTAL announced in November 2012 the finalization of an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). This transaction remains subject to the approval by the relevant authorities. At September 30, 2013 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €1,838 million and “liabilities directly associated with the assets classified as held for sale” for an amount of €623 million. The assets concerned mainly include tangible assets for an amount of €1,427 million.

•                  TOTAL has put up for sale its interest in block 15/06 in Angola. At September 30, 2013 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €466 million and “liabilities directly associated with the assets classified as held for sale” for an amount of €16 million. The assets concerned mainly include tangible assets for an amount of €395 million.

12)      Post-closing and other events

•                  On September 4 Total announced a project to restore the competitiveness of the platform Carling (France). This project plans to make Carling the European center for hydrocarbon resins for the Group (Cray Valley) and a leading European polymers plant. The objective is to adapt Carling to the realities of the market and shut down in the second half of 2015 the activities of the steam cracker that are structurally loss-making.

The project is currently subject to the legal process of notifying and consulting employee representatives of Total. The costs should be recorded in the fourth quarter 2013 financial statements.

•                  In October, a consortium in which TOTAL holds a 20% interest has been awarded a 35 year production sharing contract to develop the Libra oil field in Brazil. Total will pay a signing bonus of 3 billion Brazilian Reais (approximately $1.4 billion). This contract is expected to be signed in November 2013.